December 29, 2010

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.:           Larry Greene

Re:	Consulting Group Capital Markets Funds (“Trust” or “Registrant”)
SEC File No. 811-06318

Dear Mr. Greene:

Set forth below are the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) provided orally on December 21, 2010, to Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A that was filed with the Commission on behalf of the Trust on October 18, 2010, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Prospectus

1.	Comment: 2005 Fidelity Bond – Form 40-17G Filing

The Staff noted that the Funds’ Fidelity Bond filing from 2005 did not appear in the Commission’s records.

Response:                           Pursuant to SEC Release No. 33-8590 on July 27, 2005, the compliance date for mandatory electronic filing of investment company fidelity bonds was June 12, 2006.  The Trust renewed its policy for the period from July 15, 2006 to July 15, 2007 and electronically filed this bond with the SEC on October 6, 2006.

2.	Comment:	Common Risks – Recent Market Turmoil

The Staff requested that general language about the recent market turmoil be added to the “Common risks” section of the prospectus.

Response:                            The Trust has reviewed the Funds’ risk disclosure in light of each Fund’s investment policies and strategies as well as recent market events and believes that the disclosure is accurate and appropriate.  The Trust has added additional disclosure to the Market risk as indicated below:

Market risk, which is the risk that stock prices decline overall. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. Markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments in the U.S. and in other countries. Market risk may affect a single company, sector of the economy or the market as a whole.

3.	Comment: Principal risks of investing in the Fund – Derivatives

The Staff requested that the Registrant review the Funds’ risk disclosure in light of the Staff’s letter (July 30, 2010) to the Investment Company Institute relating to “Derivatives-related disclosures by investment companies.”

Response:                               The Trust has reviewed the Funds’ risk disclosure relating to each Fund’s use of derivatives, as applicable, and believes that the disclosure is accurate and appropriate based on how each Sub-adviser intends to manage the Fund’s portfolio.

4.	Comment:	Acquired Fund Fees and Expenses – All Funds

The Staff requested that the Registrant confirm whether or not the Funds are required to add an additional sub caption in the fee table for “Acquired Fund Fees and Expenses” pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

Response:                       The Registrant has reviewed each Fund’s financial statement and has determined that the fee tables correctly exclude the “Acquired Fund Fees and Expenses” caption.  The fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more Acquired Funds did not exceed 0.01 percent (one basis point) of average net assets.

5.	Comment: Shareholder Fees – All Funds

For all Funds, please remove footnote 1 to the Fee Table, as it is not required pursuant to Item 3 of Form N-1A.

Response:                           Footnote 1 has been removed.

6.	Comment:	Principal investment strategies – Large Capitalization Growth Investments

The Staff requested that the following language in the “Principal Investment Strategies” of Large Capitalization Growth Investments in the prospectus be clarified: “The Fund will invest, under normal market conditions, at least 80% of its net assets in the equity securities of large capitalization (or “cap”) companies or in other investments with similar economic characteristics.”  The Staff questioned if the noted language implied that the Fund invested in derivative instruments.

Response:                            The Trust has reviewed Large Capitalization Growth Investments’ risk disclosure in light of its investment policies and strategies and does not believe that given the Fund’s investment history and current and anticipated practices that the Fund’s principal risks need to be updated.  The language in question is included in response to Rule 35d-1 under the Investment Company Act of 1940, as amended and the restrictions that exist with regard to changing a fund’s policy to invest at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by a fund’s name.  The Fund does not currently invest in derivative instruments but reserves the right to do so in the future and to have such investments that have similar economic characteristics as large capitalization companies be included in the 80% of its assets that must be invested in large capitalization companies.  If the Fund were to invest in derivative instruments in the future the Trust would review the Fund’s risk disclosure and add appropriate disclosure related to investing in these types of securities.

7.	Comment:	Principal investment strategies – Large Capitalization Growth Investments & Large Capitalization Value Equity Investments

With respect to Large Capitalization Growth Investments, the Staff questioned the adequacy of the definition of large capitalization in stocks, as the current definition included companies with market caps similar to companies in the Russell 1000® Growth Index.  The Staff noted that the same comment also applied to Large Capitalization Value Equity Investments.

Response:                               The disclosure for both Large Capitalization Growth Investments and Large Capitalization Value Equity Investments has been amended. Below is the amended disclosure for Large Capitalization Growth Investments and Large Capitalization Value Equity Investments:

The Fund defines large cap companies as companies whose market capitalizations typically fall within the range of large-cap market indices such as the Russell 1000® Growth Index. The market capitalization of companies in the Russell 1000® Growth Index ranged from approximately $1.1 billion to $354 billion as of November 30, 2010. The market capitalization of the companies in large-cap market indices and the Fund's portfolio changes over time.

The Fund defines large cap companies as companies whose market capitalizations typically fall within the range of large-cap market indices such as the Russell 1000® Value Index. The market capitalization of companies in the Russell 1000® Value Index ranged from approximately $223 million to $354 billion as of November 30, 2010. The market capitalization of the companies in large-cap market indices and the Fund's portfolio changes over time.

8.	Comment:	Principal risks of investing in the Fund – Large Capitalization Growth Investments

The Staff questioned whether or not Large Capitalization Growth Investments is subject to increased risks associated with investing in emerging markets securities and, if it is, asked that the Fund modify its risk disclosure accordingly.

Response:                               The Fund’s “Principal Investment Strategies” allow for investments of up to 10% of the Fund’s assets in securities of foreign issuers.  The Trust has reviewed Large Capitalization Growth Investments’ risk disclosure in light of its investment policies and strategies and does not believe that, based on the Fund’s current and anticipated investment practices, additional risk disclosure associated with investing in emerging markets securities needs to be added to this section.

9.	Comment:	Management – All Funds

For all Funds, under the caption “Investment adviser”, the Staff requested an explanation of the statement “The Fund shares a multi-manager structure.”

Response:                              For clarification purposes, the Registrant has modified the statement as follows: “The Fund employs a multi-manager structure.”

10. Comment:	Purchase and sale of Fund shares – All Funds

For all Funds’ disclosure under the caption “Purchase and sale of Fund shares”, the Staff requested that the Registrant delete any disclosure that is not required by Item 6 of Form N-1A.

Response:                     Pursuant to Item 6 of Form N-1A, the disclosure for each Fund has been amended as follows:

Purchase and sale of Fund shares
Purchases of shares of a Fund must be made through a brokerage account maintained with Morgan Stanley Smith Barney LLC (“MSSB”) or through a broker that clears securities transactions through Citigroup Global Markets Inc. (“CGM”), a clearing broker of MSSB (an introducing broker). You may purchase or sell shares of the Fund at net asset value on any day the New York Stock Exchange (“NYSE”) is open by contacting your broker.
•	The minimum initial aggregate investment in the TRAK® program is $10,000. The minimum investment in the Fund is $100.
•	There is no minimum on additional investments.
•	The minimum initial aggregate investment in the TRAK® program for employees of MSSB and members of their immediate families, and retirement accounts or plans for those persons, is $5,000.
•	The Fund and the TRAK® program may vary or waive the investment minimums at any time.

11. Comment:	Purchase and sale of Fund shares – All Funds

The Staff questioned whether the practices of the Trust, as stated under the caption “Purchase and sale of Fund shares” in the following sentence could disadvantage certain shareholders: “The Fund and the TRAK® program may vary or waive the investment minimums at any time.”

Response:                     Minimums will be waived only in instances in which it is reasonably believed that economic or other characteristics of the transaction do not disadvantage any fund shareholders.

12. Comment:	Principal investment strategies – International Equity Investments and Emerging Markets Equity Investments

The Staff questioned whether the principal investment strategy for International Equity Investments, Emerging Markets Equity Investments that referenced investing in at least three foreign countries was significant enough to support the use of the terms “International” or “Emerging Markets” in each of the Fund’s respective names.

Response:                       The Registrant has reviewed the principal investment strategies for each of the Funds noted and believes that each strategy supports the use of the terms “International” and “Emerging markets” as required under Rule 35d-1 of the Investment Company Act of 1940, as amended and clarified in Question 10 of the SEC’s frequently asked questions about Rule 35d-1.  Each Fund maintains diversification among investments in a number of different countries throughout the world, and continues to meet the 80% investment requirement with respect to the type of investments “International” and “Emerging markets” describe.

13.	Comment: Shareholder Fees – Core Fixed Income Investments

For Core Fixed Income Investments, the Staff requested that the Registrant provide an explanation of “forward sale commitments expenses” as disclosed in each Fund’s Fee Table.  The Staff requested clarification as to if this is an expense or a fee. Lastly, the Staff questioned whether footnote 2 relating to forward sales commitments was required pursuant to Item 3 of Form N-1A, and if not, to remove the footnote.

Response:                           Forward sale commitments expenses are interest expenses resulting from the Fund’s investment in securities on a to-be-announced (“TBA”) basis. Securities purchased on a TBA basis are not settled until they are delivered to the Fund, normally 15 to 45 days later. Beginning on the date the Fund enters into a TBA transaction, cash, U.S. government securities or other liquid high-grade debt obligations are segregated in an amount equal in value to the purchase price of the TBA security. These transactions are subject to market fluctuations and their current value is determined in the same manner as for other securities.

The line item forward sale commitments expenses has been removed from Core Fixed Income Investments expense table.  The amount of forward sale commitments expenses is de minimus and is included in “Other Expenses” along with the other expense amounts in the Fund’s statement of operations.

14.	Comment: Principal investment strategies – International Fixed Income Investments

With respect to the “Principal investment strategies” for International Fixed Income Investments, the Staff stated that the terms event-linked bonds, revolving credit facilities and delayed funding loans were not adequately described and required additional disclosure.  Specifically, the Staff questioned whether investments in event linked bonds included investments in event linked swaps. The Staff also requested that the Principal risks of the Fund be updated to include the risk associated with these investments.

Response:                           The following has been added to the risk disclosure for International Fixed Income Investments:

Delayed funding loans and revolving credit facilities risk, exists when the Fund invests in delayed funding loans and revolving credit facilities. These commitments may have the effect of requiring a Fund to increase its investment in a company at a time when it might not otherwise decide to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid). Delayed funding loans and revolving credit facilities are subject to credit, interest rate and liquidity risk and the risks of being a lender.

Event-linked exposure risk, exists when the Fund invests in event-linked bonds and event-linked swaps. Event-linked exposure results in gains or losses that typically are contingent, or formulaically related to defined trigger events. Examples of trigger events include hurricanes, earthquakes, weather-related phenomena, or statistics relating to such events. Some event-linked bonds are commonly referred to as “catastrophe bonds.” If a trigger event occurs, a Fund may lose a portion or its entire principal invested in the bond or notional amount on a swap. Event-linked exposure often provides for an extension of maturity to process and audit loss claims where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. Event-linked exposure may also expose a Fund to certain unanticipated risks including credit risk, counterparty risk, adverse regulatory or jurisdictional interpretations, and adverse tax consequences. Event-linked exposures may also be subject to liquidity risk.

15.	Comment Principal investment strategies – International Fixed Income Investments

In addition to the disclosure requested in comment 14 above, the Staff questioned if the “events” contemplated by the event linked bonds included climate related “triggers” and if so, requested that climate change be added as a risk of the Fund pursuant to the Commissions Guidance Regarding Disclosure Related to Climate Change; Final Rule dated February 8, 2010.

Response:                                      The Trust has reviewed the Fund’s risk disclosure and believes that the disclosure is accurate and appropriate based on how the Sub-adviser intends to manage the Fund’s portfolio.

16. Comment:	Investment and account information – All Funds

Add disclosure to the “Customer Identification Program” section stating that the Trust has appointed an Anti-Money Laundering Officer.

Response:                                    This disclosure has been added to the prospectus.

Statement of Additional Information

17.	Comment: Investment Restrictions

The Staff stated Investment Restriction #2 in the SAI does not properly disclose the required disclosure for concentration in a particular industry.  The Staff stated that the policy should state that a Fund…”will not invest 25% or more…”

Response:                          The Trust believes that the current disclosure found in Investment Restriction #2 of the SAI is accurate and appropriate and properly reflects the Funds’ policy to concentrate in securities of issuers in a particular industry or group of industries.  Instruction 4 to Item 4(b)(1) of Form N-1A states that a Fund is required to “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).”

18.	Comment: Investment Restrictions

The Staff made note of the following language contained in Investment Restrictions #4 and #5 of the SAI and questioned how the Funds would address changes to the non-fundamental polices that are tied to this fundamental investment restriction.

“…to the extent consistent with its investment policies...”

Response:                          The Trust recognizes the concerns of the Staff and undertakes to monitor the non-fundamental policies that are referenced in Restriction #4 and #5 of the SAI to ensure that any future changes to such policies are not in violation of the fundamental investment restriction on borrowing and making loans.

19.	Comment:	Investment Restrictions

The Staff questioned whether Investment restriction #9 regarding Municipal Bond Investments was a fundamental or non-fundamental restriction.

Response:                     This is a fundamental investment restriction of the Fund. For drafting purposes, the location of this investment restriction was relocated in the SAI in order to clarify it as a fundamental investment restriction of the Fund.

20.	Comment:	Individual Trustee Qualifications – SAI

The Staff requested that the following sentence be removed from  the section of the SAI entitled “Individual Trustee Qualifications”:

“References to the experience, qualifications, attributes or skills of the Trustees are pursuant to requirements of the Securities and Exchange Commission, and do not constitute holding out of the Board or any Trustee as having any special expertise or impose any greater responsibility or liability on any such person or on the Board.”

Response:                       This disclosure has been removed.

21.	Comment:	Portfolio Manager Compensation – SAI

With respect to Portfolio Manager Compensation, the Staff commented that disclosure in the Trust’s SAI indicated that BlackRock Financial Management Inc., Cambiar Investors, LLC and Delaware Management Company utilized benchmarks when making discretionary compensation decisions for the portfolio managers of the Funds. The Staff requested that each of the benchmarks should be more clearly defined and that the Sub-advisers disclose the period of measurement used when making compensation determinations.

Response:                     The Adviser pays each of its Sub-advisers a fixed based fee that is not based solely or in part on performance.  Pursuant to Instruction 2(b) of Item 20 of Form N-1A, the identification of a benchmark used to measure performance, including the length of the period over which the performance is measured, is only required for compensation structures based solely or in part on performance.   BlackRock Financial Management Inc., Cambiar Investors, LLC and Delaware Management Company confirmed that the current disclosure accurately represents the compensation structure of their portfolio managers.

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Very truly yours,

/s/ PAUL F GALLAGHER
Paul F. Gallagher
Chief Legal Officer

Cc:           Steven Hartstein (via e-mail)
Timothy Levin, Esq. (via e-mail)

Annex A
“TANDY” LETTER

December 29, 2010

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.:           Larry Greene

Re:	Consulting Group Capital Markets Funds (‘Trust”)
SEC File No. 811-06318

Dear Mr. Greene:

As requested by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with its review of Post-Effective Amendment No 54 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”) on behalf of the Trust on October 18, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;
(b)
Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ PAUL F GALLAGHER
Paul F. Gallagher
Chief Legal Officer

Cc:           Steven Hartstein (via e-mail)
Timothy Levin, Esq. (via e-mail)